UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

RMG ACQUISITION CORP.
 (Name of Issuer)

Class A common stock, par value $0.0001 per share
 (Title of Class of Securities)

749641106
 (CUSIP Number)

December 31, 2019
 (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[    ] Rule 13d-1(b)

[ X ] Rule 13d-1(c)

[    ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 11 Pages
Exhibit Index: Page 10

CUSIP No. 749641106	Page 2 of 11 Pages

1	NAMES OF REPORTING PERSONS
BASSO SPAC FUND LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
694,671

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
694,671

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
694,671

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
3.02%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 749641106	Page 3 of 11 Pages

1	NAMES OF REPORTING PERSONS
BASSO MANAGEMENT, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
694,671

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
694,671

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
694,671

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
3.02%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 749641106	Page 4 of 11 Pages

1	NAMES OF REPORTING PERSONS
BASSO CAPITAL MANAGEMENT, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
694,671

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
694,671

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
694,671

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
3.02%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA, PN

CUSIP No. 749641106	Page 5 of 11 Pages

1	NAMES OF REPORTING PERSONS
BASSO GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
694,671

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
694,671

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
694,671

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
3.02%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, HC

CUSIP No. 749641106	Page 6 of 11 Pages

1	NAMES OF REPORTING PERSONS
HOWARD I. FISCHER

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
694,671

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
694,671

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
694,671

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
3.02%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

Page 7 of 11 Pages

Item 1(a).	Name of Issuer:

RMG Acquisition Corp. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

340 Madison Avenue, 19th Floor, New York, New York 10173

Item 2(a).	Name of Person Filing

This Statement is filed on behalf of the following persons (collectively, the “Reporting Persons”):

i)	Basso SPAC Fund LLC (“Basso SPAC”);
ii)	Basso Management, LLC (“Basso Management”);
iii)	Basso Capital Management, L.P. (“BCM”);
iv)	Basso GP, LLC (“Basso GP”); and
v)	Howard I. Fischer (“Mr. Fischer”).

This Statement relates to Shares (as defined herein) directly beneficially owned by Basso SPAC. Basso Management is the manager of Basso SPAC. BCM serves as the investment manager of Basso SPAC. Basso GP is the general partner of BCM. Mr. Fischer is the principal portfolio manager for Basso SPAC, the Chief Executive Officer and a founding partner of BCM, and a member of each of Basso Management and Basso GP. Accordingly, each of Basso Management, BCM, Basso GP and Mr. Fischer may be deemed to indirectly beneficially own the Shares reported herein.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons is 1266 East Main Street, Fourth Floor, Stamford, Connecticut 06902.

Item 2(c).	Citizenship:

Each of Basso SPAC, Basso Management, and Basso GP is a Delaware limited liability company. BCM is a Delaware limited partnership. Mr. Fischer is a citizen of the United States.

Item 2(d).	Title of Class of Securities:

Class A common stock, par value $0.0001 per share (the “Shares”)

Item 2(e).	CUSIP Number:

749641106

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

This Item 3 is not applicable.

Page 8 of 11 Pages

Item 4.	Ownership:
Item 4(a)	Amount Beneficially Owned:

As of December 31, 2019, each of the Reporting Persons may be deemed the beneficial owner of 694,671 Shares.  This amount consists of (i) 448,839 Shares and (ii) 245,832 Shares underlying units (“Units”).  This amount excludes the rights to receive Shares (“Rights”) and warrants to purchase Shares (“Warrants”), if any, underlying the Units and held directly by the Reporting Persons, because the Reporting Persons do not have the right to acquire the Shares underlying the Rights or Warrants within 60 days.

Item 4(b)	Percent of Class:

As of December 31, 2019, each of the Reporting Persons may be deemed the beneficial owner of approximately 3.02% of Shares outstanding  (There were 23,000,000 Shares outstanding as of November 12, 2019, according to the Issuer’s Form 10-Q, filed on November 12, 2019.)

Item 4(c)	Number of Shares as to which such person has:

(i) Sole power to vote or direct the vote:	0
(ii) Shared power to vote or direct the vote:	694,671
(iii) Sole power to dispose or direct the disposition of:	0
(iv) Shared power to dispose or direct the disposition of:	694,671

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

See disclosure in Item 2 hereof.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Page 9 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BASSO SPAC FUND LLC

By:	/s/ Howard I. Fischer
Name: Howard I. Fischer
Title: Authorized Signatory

BASSO MANAGEMENT, LLC

By:	/s/ Howard I. Fischer
Name: Howard I. Fischer
Title: Member

BASSO CAPITAL MANAGEMENT, L.P.

By:	/s/ Howard I. Fischer
Name: Howard I. Fischer
Title: Chief Executive Officer & Founding Partner

BASSO GP, LLC

By:	/s/ Howard I. Fischer
Name: Howard I. Fischer
Title: Member

HOWARD I. FISCHER

/s/ Howard I. Fischer

February 7, 2020

EXHIBIT INDEX

Ex.		Page No.

A	Joint Filing Agreement	11

Page 11 of 11 Pages

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Class A common stock of RMG Acquisition Corp. dated as of February 7, 2020 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

BASSO SPAC FUND LLC

By:	/s/ Howard I. Fischer
Name: Howard I. Fischer
Title: Authorized Signatory

BASSO MANAGEMENT, LLC

By:	/s/ Howard I. Fischer
Name: Howard I. Fischer
Title: Member

BASSO CAPITAL MANAGEMENT, L.P.

By:	/s/ Howard I. Fischer
Name: Howard I. Fischer
Title: Chief Executive Officer & Founding Partner

BASSO GP, LLC

By:	/s/ Howard I. Fischer
Name: Howard I. Fischer
Title: Member

HOWARD I. FISCHER

/s/ Howard I. Fischer

 February 7, 2020